Skadden, Arps, Slate, Meagher & Flom llp

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Palo Alto, California 94301

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VIA EDGAR Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549	TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com December 8, 2021

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RE:	EVe Mobility Acquisition Cor

Amendment No. 1 to Registration Statement on Form S-1

Filed December 3, 2021

File No. 333-261053

Ladies and Gentlemen:

This letter sets forth responses of EVe Mobility Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter dated December 6, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience. For your convenience, we have also set forth the Company’s response to each of the comments immediately below each comment.

The Company has revised the Registration Statement in response to the Staff’s comments. The Company is concurrently filing an amendment to the Registration Statement with this letter.

U.S. Securities and Exchange Commission

December 8, 2021

Amendment No. 1 to Registration Statement on Form S-1 filed December 3, 2021

Note 8. Subsequent Events, page F-16

1.	Staff’s Comment: Please enhance your disclosure to disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement accordingly on page F-16.

Please contact me at (650) 470-3130 should you require further information.

/s/ Michael Mies

Via E-mail:

cc:	EVe Mobility Acquisition Corp

Scott Painter

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Michael Mies